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                                                                       EXHIBIT 3

                              Stephens Group, Inc.

                               Jackson Farrow Jr.
                                 General Counsel



                               September 14, 2001


The Lincoln Company LLC
745 5th Avenue, Suite 1508
New York NY  10051
Attention: Spencer Hays, Chairman of the Board

Dear Mr. Hays:

         This letter evidences the intent of Stephens Group, Inc., or its designee ("Stephens"), to enter into an agreement with The Lincoln Company LLC ("Lincoln") in connection with the acquisition by Lincoln, or a newly formed entity, to acquire the outstanding common stock of Hartmax Corporation ("Hartmax").

         1. Upon the closing ("Closing") of the transactions contemplated by this letter (the "Contemplated Transactions"), the capital structure of Lincoln shall be as follows:

                  (a) Lincoln will be organized as a limited liability company that for federal income tax purposes will be treated as a partnership.

                  (b) Preferred units of equity (the "Preferred Units") will be issued in exchange for cash contributions of not more than $70,000,000, held 50% by Stephens and 50% by an investor group satisfactory to Stephens and including yourself, The Tom James Company, Robert Abboud, and others (the "Investor Group"). Income and gain will each year be first allocated to the holders of the Preferred Units in an amount equal to a cumulative and compounded 10% yield on contributed and unreturned capital; any income or gain in excess of the amounts allocated to the holders of the Preferred Units will be allocated to the holders of the Common Units (discussed below). Except for distributions necessary to pay income taxes on allocated income, no distributions shall be made to holders of Common Units until distributions have been made to the holders of the Preferred Units equal to contributed capital and the accrued preferred yield.

                  (c) Holders of Preferred Units will receive an equal number of common units of equity ("Common Units") which will have an initial value of $0.01/Common Unit. Holders of Common Units will share proportionately in allocations of income/gain and distributions following satisfaction of the rights of the Preferred Units as outlined above. An option pool of 10-15% of the


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total number of Common Units (inclusive of the pool itself) will be established for grants to management of Lincoln.

                  (d) Up to $45,000,000 of subordinated debt issued by an institutional lender (the "Subordinated Debt") on terms mutually agreeable to Lincoln and Stephens. If requested by Lincoln, Stephens Group, Inc. (as distinguished from any designee) will guarantee the Subordinated Debt on the terms set forth below and will provide information concerning its financial condition to satisfy the provider of the Subordinated Debt. In exchange for guaranteeing the Subordinated Debt, Stephens will be entitled to (i) a fee paid at Closing equal [REDACTED TEXT], (ii) semiannual payments calculated in the manner of interest equal to [REDACTED TEXT], and (iii) if the guarantee of Stephens is continued beyond [REDACTED TEXT] months from the date of Closing, the issuance of warrants for the purchase of Common Units.

                         1.  For the first [REDACTED TEXT] months following
Closing the Premium Rate shall be [REDACTED TEXT]; for the second [REDACTED TEXT] months following Closing the Premium Rate shall be [REDACTED TEXT]; for the third [REDACTED TEXT] months following Closing the Premium Rate shall be [REDACTED TEXT]; and for any period thereafter the Premium Rate shall be [REDACTED TEXT]

                         2.  If the guarantee of Stephens is continued beyond
[REDACTED TEXT] months from the date of Closing, Stephens will be granted warrants to purchase newly issued Common Units in a number that [REDACTED TEXT]. Based upon financial models reviewed to date, it is anticipated that the number of warrants to be granted at that time will be approximately [REDACTED TEXT] the otherwise anticipated Common Units (100% being the number of Common Units issued to the holders of Preferred Units and the authorized option pool referred to in 1(c) above); the number of warrants will be confirmed as of closing. Each [REDACTED TEXT] months thereafter, if the Stephens guarantee is still in place an additional number of warrants shall be granted to Stephens equal [REDACTED TEXT] months following the date of Closing; if the Stephens guarantee is still in place [REDACTED TEXT] months following Closing, warrants shall be granted to Stephens as set forth hereunder, but thereafter no additional warrants will be granted as a result of the continuance of the Stephens guarantee. The number of warrants shall be reduced proportionately to the extent that the principal amount of the Subordinated Debt guaranteed by Stephens is reduced as of any of the dates indicated above. All warrants will have an exercise price of $0.01/Common Unit regardless of the date of the grant or the exercise of the warrant.

                  (e) Senior institutional debt of not less than $200,000,000 as described in the September 7, 2001 letter from Bank of America, N.A.

         2. The Closing will be subject to the following conditions precedent:

                  (a) Completion to Stephens's satisfaction of its due diligence with respect to Hartmarx, Lincoln, the Investor Group, and such other matters as are customary in transactions of the nature contemplated by this letter, including but not limited to the verification of all representations that are made by the parties involved in the Contemplated Transactions;



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                  (b) Compliance with any applicable regulatory requirements, including but not limited to all filing requirements under the Hart-Scott Rodino Act;

                  (c) No injunction, judgment, order, decree, ruling, or charge shall be outstanding nor threatened before any court or quasi-judicial or administrative agency of any federal, state, local, or foreign jurisdiction or before any arbitrator that challenges the actions of Lincoln or any persons affiliated with Lincoln in acquiring the outstanding stock of Hartmarx;

                  (d) Neither the board of directors of Hartmarx nor any committee thereof shall have adopted any resolutions or otherwise taken any action in opposition to the acquisition by Lincoln of the outstanding stock of Hartmarx;

                  (e) Negotiation and execution of a definitive agreement in all respects acceptable to Lincoln, Stephens and their respective legal counsel, with respect to the matters set forth in this letter (the "Definitive Agreement") which reflects the provisions of this letter, appropriate governance provisions among the parties, and such other representations, warranties, covenants, and provisions as are customary to such agreements and reasonably necessary to effect the Contemplated Transactions;

                  (f) There shall not have been any material adverse change in the business, financial condition, results of operations, or future prospects of Hartmarx.

         3. Each party will use its best efforts to prepare and execute the Definitive Agreement and consummate the Contemplated Transactions on or before December 31, 2001.

         4. All public and private announcements of the Contemplated Transactions and communications with Hartmarx will be coordinated between Stephens and Lincoln.

         5. In consideration of the substantial time and expense to be incurred by Stephens in investigating the Contemplated Transactions, Lincoln agrees that between the date hereof and December 31, 2001, it will not directly or indirectly enter into, or commence negotiations or discussion for the purpose of exploring whether to enter into, any form of agreement or arrangement with any party other than Stephens with respect to the provision of the Preferred Units as outlined in paragraph 1(b) above.

         6. Stephens and its agents will have the same access to the premises, books and records, personnel, and other information with regard to Hartmarx that Lincoln may from time to time be provided.

         7. Each party will separately pay its own costs, including any filing fees imposed on it by law, for legal and accounting services with respect to these matters prior to the signing of the Definitive Agreement.

         8. Simultaneous with the signing of this letter, Lincoln (a) is paying to Stephens a retainer [REDACTED TEXT] and (b) agrees to reimburse the out-of-pocket expenses incurred by Stephens, all in connection with the providing of financial advisory services. If a Closing occurs


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and the Subordinated Debt is guaranteed by Stephens as contemplated in paragraph
1(d) above, the [REDACTED TEXT] fee will be credited to the fee due under paragraph 1(d)(i) above; if a Closing occurs and the Subordinated Debt is not guaranteed by Stephens as contemplated in paragraph 1(d) above, the fee will nevertheless be earned in full; and, if no Closing occurs, [REDACTED TEXT] of the fee will nevertheless be earned and Stephens will repay [REDACTED TEXT] Lincoln.

         9. Other than the provisions of Paragraph 7 and 8, the provisions of this letter are not intended to create legally binding obligations on behalf of any person; such obligations will result only upon the execution of the Definitive Agreement and will be set forth in the Definitive Agreement.

         10. Your signature below will indicate that you agree in principle to the contents of this letter and intend to proceed promptly and in good faith on the detailed terms of the transactions described herein.

         With best regards, I am

                                                  /s/ Jackson Farrow Jr.

                                                  Jackson Farrow Jr.


JFJR:jfs

/s/ Spencer Hays
Spencer Hays